UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Sale of Local K12 Courseware Businesses in Italy & Germany

LONDON, 07 JUNE 2022: In March 2021, Pearson, the world's leading learning company, announced a strategic review of its International Courseware local publishing businesses. As part of this review, Pearson already completed the disposal of its Brazilian sistemas business in October 2021 for R$789m (£108m).

Today, Pearson announces that it has agreed to sell its local K12 Courseware businesses in Italy and Germany to Sanoma Corporation, a leading European K12 learning services company operating in 11 countries and listed in Nasdaq Helsinki (SAA1V). The headline consideration of this transaction is £163m, which will be paid in cash on completion, subject to typical working capital adjustments. Under the terms of the transaction, Pearson will also enter into an agreement with Sanoma for it to distribute Pearson's English Language Teaching products in Italy.

As previously stated, the proceeds of this transaction were anticipated in the decision to commence Pearson's £350m share buyback programme, which is progressing well, with over £100m in shares repurchased since launch.

The Italian and German local K12 Courseware businesses had gross assets of c.£135m and net assets of c.£105m as at 31 December 2021[1].The businesses generated c.£90m of revenue and c.£9m of adjusted operating profit in 2021. The enterprise value represents an EV / 2021 EBITDA multiple of 15.5x.

In 2021, the businesses that are the subject of strategic review ("strategic review businesses") contributed revenue of £252m, and £22m in adjusted operating profit. The impact of disposals of strategic review businesses on Pearson's 2022 adjusted operating profit will depend upon the timing of transaction completions, but is expected to be c.£15-20m, reflecting the second half weighting of their financial contributions. Operating cash flow for these businesses is weighted to Q4 and the timing of completion is therefore also likely to impact operating cash conversion in 2022. This cash impact will be offset by the transaction working capital adjustment, recorded within cash from investing activities.

Pearson continues to make good progress in the remaining areas of the strategic review and will provide a further update on this in due course.

BNP Paribas has acted as exclusive financial adviser to Pearson plc regarding the review of its International Courseware local publishing businesses.

This announcement contains inside information.

---ENDS---

Contacts

Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

[1] Gross asset value and net asset value figures are unaudited as at 31 December 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 June 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary